UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-52055

RED METAL RESOURCES LTD.
(Translation of registrant's name into English)

1130 West Pender Street, Suite 555, Vancouver, BC V6E 4A4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated April 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED METAL RESOURCES LTD.
(Registrant)

Date: April 28, 2026	By:	/s/ Caitlin Jeffs

Caitlin Jeffs
	Title:	Chief Executive Officer